UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 5

To

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

TOWERSTREAM CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

892000 308

(CUSIP Number)

John Stetson

2300 E. Las Olas Blvd. 4th Floor

Fort Lauderdale, FL 33301

561-351-3777

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

CUSIP No. 892000 308

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Stetson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 43,822(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 43,822(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,822(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (based on 394,399 shares of common stock outstanding as of December 31, 2017)
12	TYPE OF REPORTING PERSON* IN

1)	Represents 43,822 shares of common stock underlying Series G Preferred Stock held by HS Contrarian Investments, LLC (“HSCI”). Excludes (i) 27,911 shares of common stock underlying Series G Preferred Stock held by HSCI and (ii) 53,440 shares of common stock underlying Series H Preferred Stock held by HSCI. Each of the foregoing series of preferred stock contains an ownership limitation such that the holder may not exercise any of such securities to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 9.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates. John Stetson is the Manager of HSCI and in such capacity has voting and dispositive power over the securities held by such entity.

CUSIP No. 892000 308

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HS Contrarian Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 43,822(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 43,822(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,822(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (based on 394,399 shares of common stock outstanding as of December 31, 2017)
12	TYPE OF REPORTING PERSON* OO

(1)	Represents 43,822 shares of common stock underlying Series G Preferred Stock held by HSCI. Excludes (i) 27,911 shares of common stock underlying Series G Preferred Stock held by HSCI and (ii) 53,440 shares of common stock underlying Series H Preferred Stock held by HSCI. Each of the foregoing series of preferred stock contains an ownership limitation such that the holder may not exercise any of such securities to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 9.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates. John Stetson is the Manager of HSCI and in such capacity has voting and dispositive power over the securities held by such entity.

Item 1(a). Name of Issuer:

Towerstream Corporation, a Delaware corporation (“Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

76 Hammarlund Way, Middletown, RI 02842

Item 2(a). Name of Person Filing.

The statement is filed on behalf of John Stetson and HSCI (collectively, the “Reporting Person”).

Item 2(b). Address of Principal Business Office or, if None, Residence.

2300 East Las Olas Blvd., Fort Lauderdale, FL 33301

Item 2(c). Citizenship.

John Stetson is a citizen of the United States. HSCI is organized in the State of Florida.

Item 2(d). Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e). CUSIP Number.

892000 308

Item 3. Type of Person

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: 43,822 (1)

(b) Percent of class: 9.99% (based on 394,399 shares of common stock outstanding as of December 31, 2017)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 43,822 (1)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 43,822 (1)

(1)	Represents 43,822 shares of common stock underlying Series G Preferred Stock held by HSCI. Excludes (i) 27,911 shares of common stock underlying Series G Preferred Stock held by HSCI and (ii) 53,440 shares of common stock underlying Series H Preferred Stock held by HSCI. Each of the foregoing series of preferred stock contains an ownership limitation such that the holder may not exercise any of such securities to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 9.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates. John Stetson is the Manager of HSCI and in such capacity has voting and dispositive power over the securities held by such entity.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018	By:	/s/ John Stetson
John Stetson

HS Contrarian Investments, LLC

Date: February 13, 2018	By:	/s/ John Stetson
John Stetson, Manager